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                                                                   EXHIBIT 99.1


                      FORM OF LETTER TO LYNCH SHAREHOLDERS

                          [M-tron Letterhead and Phone]

                                ___________, 2000


Dear Shareholder of Lynch Corporation:

         I am pleased to send you the attached prospectus (and subscription instructions) concerning a rights offering ("Rights Offering") to holders of Lynch Corporation ("Lynch") common stock. As a holder of Lynch common stock, you are receiving rights ("Rights") to purchase shares of our Class A common stock. Each one and one-half Rights entitles the holder thereof to purchase one share of our Class A common stock at a price of $5.00 per share.

         Each holder of Lynch common stock at the close of business on _____________, 2000 (the record date for the distribution of the Rights) will receive one Right for every share of Lynch common stock he or she owns on that date (for example, if you own 600 shares of Lynch common stock, you can purchase up to 400 shares of M-tron Class A common stock).

         The Rights are set to expire at 5:00 P.M., EST, on ___________, 2000, unless we extend the expiration date. Accordingly, if you wish to take advantage of your Rights, you will need to exercise them before that time. The Rights Offering is expected to close on or about ____________, 2000.

         Lynch shareholders who have fully exercised the Rights issued to them may subscribe for additional shares of our Class A common stock, subject to certain limitations and subject to allocation, not acquired by other Lynch shareholders through the exercise of their Rights. The Rights are transferable.

         American Stock Transfer & Trust Company will act as the subscription agent for the Rights Offering. The attached prospectus contains important information about the Rights Offering and M-tron's business. I encourage you to read it carefully. You are not required to exercise your Rights.

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         If you have any questions concerning the Rights Offering, you should contact us at the above number.

         Thank you for your consideration.

                                   Sincerely,

                                   M-tron Industries, Inc.



                                   [Name; Title]

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